SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

Proteon Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74371L109

(CUSIP Number)

David Clark

Elliot Press

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Mark D. Wood, Esq.

Jonathan D. Weiner, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Cusip No. 74371L109	Page 2 of 20 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 347,100 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 347,100 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,100 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.98%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of shares of common stock held by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., of which Deerfield Mgmt, L.P. is the general partner.

SCHEDULE 13D

Cusip No. 74371L109	Page 3 of 20 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,224,899 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,224,899 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,899 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.97%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of shares of common stock held by Deerfield Private Design Fund III, L.P., Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., of which Deerfield Management Company, L.P. is the investment advisor.

SCHEDULE 13D

Cusip No. 74371L109	Page 4 of 20 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 877,799 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 877,799 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,799 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 877,799 shares of Common Stock held by Deerfield Private Design Fund III, L.P., of which Deerfield Mgmt III, L.P. is the general partner.

SCHEDULE 13D

Cusip No. 74371L109	Page 5 of 20 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74371L109	Page 6 of 20 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 86,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 86,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74371L109	Page 7 of 20 Pages

1	NAME OF REPORTING PERSONS Deerfield International Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.63%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74371L109	Page 8 of 20 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 877,799
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 877,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74371L109	Page 9 of 20 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,224,899 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,224,899 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,899 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.97%
14	TYPE OF REPORTING PERSON IN

(4) Comprised of shares of common stock held by Deerfield Private Design Fund III, L.P., Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P. and Deerfield International Master Fund, L.P. James E. Flynn is the managing member of the general partner of each of Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P. and Deerfield Management Company, L.P. Deerfield Management Company, L.P. is the investment adviser, of Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Partners, L.P. and Deerfield International Master Fund, L.P. Deerfield Mgmt III, L.P is the general partner of Deerfield Private Design Fund III, L.P. Deerfield Mgmt, L.P. is the general partner of each of Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P. and Deerfield International Master Fund, L.P.

This Schedule 13D is filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Management Company, L.P. (“Deerfield Management”), (iii) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (iv) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (vi) Deerfield International Master Fund, L.P. (“Deerfield International Master Fund”), (vii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”) and (viii) James E. Flynn, a natural person (“Flynn” and, collectively with Deerfield Mgmt, Deerfield Management, Deerfield Mgmt III, Deerfield Special Situations Fund, Deerfield Partners, Deerfield International Master Fund and Deerfield Private Design Fund III, the “Reporting Persons”), with respect to the securities of Proteon Therapeutics, Inc. (as amended, the “Schedule 13D”). Deerfield Special Situations Fund, Deerfield Partners, Deerfield International Master Fund and Deerfield Private Design Fund III are collectively referred to herein as the “Funds”).

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Proteon Therapeutics, Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive office is 200 West Street, Waltham, Massachusetts 02451.

Item 2.	Identity and Background.

a)	This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by the Reporting Persons.

b)	The address of the principal business and/or principal office of each of the Reporting Persons is 780 Third Avenue, 37th Floor, New York, New York 10017.

c)	Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III and Deerfield Management. Deerfield Mgmt is the general partner of each of Deerfield Special Situations Fund, Deerfield Partners and Deerfield International Master Fund, Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III and Deerfield Management is the investment adviser of the Funds. The Funds purchase, hold and sell securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

d)	During the last five years, none of the Reporting Persons, nor, to the best of each Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	In September 2013, Deerfield Management voluntarily agreed to settle a Securities and Exchange Commission (“SEC”) inquiry relating to six alleged violations of Rule 105 of Regulation M under the Securities Exchange Act of 1934, as amended, without admitting or denying the SEC’s allegations. The violations allegedly occurred between December 2010 and January 2013. Rule 105 generally prohibits purchasing an equity security in a registered offering if the purchaser sold short the same security during a restricted period (generally defined as five business days before the pricing of the offering). Rule 105’s prohibition applies irrespective of any intent to violate the rule. The settlement involved the payment by Deerfield Management of disgorgement, prejudgment interest and a civil money penalty in the aggregate amount of $1,902,224. Other than as set forth above in this Item 2(e), during the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Partners, Deerfield Special Situations Fund, Deerfield Private Design Fund III and Deerfield Management are each organized under the laws of the State of Delaware. Deerfield International Master Fund is organized under the laws of the British Virgin Islands. Flynn is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit A.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price paid by Deerfield Special Situations Fund, Deerfield Private Design Fund III, Deerfield International Master Fund and Deerfield Partners for the shares of Common Stock reported as beneficially owned herein was $1,323,136, $8,303,979, $165,836 and $130,301, respectively. The Funds utilized their respective working capital to purchase the shares of Common Stock reported herein. Such shares of Common Stock are or may be held from time to time by the applicable Fund in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes.

On June 22, 2017, Deerfield Private Design Fund IV, L.P. (“DPD IV”), of which Deerfield Management is the investment manager, the Company and the other Investors (as defined in Section 6 below) entered into a Securities Purchase Agreement (the “Purchase Agreement”), the terms of which are described in Item 6 below. The information set forth in Item 6 below is incorporated into this Item 4 by reference.

The Reporting Persons anticipate that Jonathan Leff, a partner at Deerfield Management, will be named to the board of directors of the Company.

Item 5.	Interests in Securities of the Issuer

(a) Throughout this report, the percentage of outstanding Common Stock beneficially owned by the Reporting Persons has been determined based on 17,574,371 shares of Common Stock outstanding as of June 22, 2017, based on representations made by the Issuer in the Purchase Agreement.

(1) Deerfield Management

Number of shares: 1,224,899

Percentage of shares: 6.97%

(2) Deerfield Mgmt

Number of shares: 347,100

Percentage of shares: 1.98%

(3) Deerfield Mgmt III

Number of Shares: 877,799

Percentage of Shares: 5.00%

(4) Deerfield Partners

Number of shares: 86,867

Percentage of shares: 0.49

(5) Deerfield Special Situations Fund

Number of shares: 149,676

Percentage of shares: 0.85%

(6) Deerfield International Master Fund

Number of Shares: 110,557

Percentage of Shares: 0.63%

(7) Deerfield Private Design Fund III

Number of Shares: 877,799

Percentage of Shares: 5.00%

(8) Flynn

Number of shares: 1,224,899

Percentage of shares: 6.97%

(b)

(1) Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,224,899

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,224,899

(2) Deerfield Mgmt

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 347,100

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 347,100

(4) Deerfield Mgmt III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 877,799

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 877,799

(4) Deerfield Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 86,867

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 86,867

(5) Deerfield Special Situations Fund

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 149,676

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 149,676

(6) Deerfield International Master Fund

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 110,557

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 110,557

(7) Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 877,799

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 877,799

(8) Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,224,899

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,224,899

Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III and Deerfield Management.  Deerfield Mgmt is the general partner, and Deerfield Management is the investment adviser, of Deerfield Special Situations Fund, Deerfield Partners and Deerfield International Master Fund. Deerfield Mgmt III is the general partner, and Deerfield Management is the investment advisor, of Deerfield Private Design Fund III.

(c) On May 1, 2017, Deerfield Special Situations Fund transferred an aggregate of 86,867 and 110,557 shares of Common Stock, to Deerfield Partners and Deerfield International Master Fund, respectively (the “Cross Trade”) at a price of $1.50 per share. Except for the Cross Trade and as set forth in Item 6 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Series A Preferred Stock

On June 22, 2017, the Company entered into the Purchase Agreement with a syndicate of current and new institutional investors (individually, an “Investor” and, collectively, the “Investors”), including DPD IV, pursuant to which the Company agreed, among other things, to issue and sell an aggregate of 22,000 shares (the “Preferred Shares”) of the Company’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock” and such sale of the Series A Preferred Stock, the “Transaction”), for a purchase price of $1,000 per Preferred Share, or an aggregate purchase price of $22.0 million, including 16,000 Preferred Shares that DPD IV agreed to purchase, and the Issuer agreed to sell, for an aggregate purchase price of $16.0 million. The closing of the Transaction is subject to the satisfaction or waiver of the conditions set forth in the Purchase Agreement.

Series A Preferred Stock

The rights, preferences and privileges of the Series A Preferred Stock will be set forth in a Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Certificate of Designation”) that the Company will file, subject to the closing of the Transaction, with the Secretary of State of the State of Delaware prior to closing. Each share of Series A Preferred Stock will be convertible into 1,000 shares of the Company’s common stock, at a conversion price of $0.9949 per share, in each case subject to adjustment for any stock splits, stock dividends and similar events, at any time at the option of the holder, provided that any conversion of Series A Preferred Stock by a holder into shares of Common Stock would be prohibited if, as a result of such conversion, the holder, together with its affiliates and any other person or entity whose beneficial ownership of Company common stock would be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would beneficially own more than 9.985% of the total number of shares of Common Stock issued and outstanding after giving effect to such conversion.

The holders of a majority of the outstanding shares of Series A Preferred Stock will be entitled to elect one (1) member of the Company’s Board of Directors (the “Series A Director”). Based on the number of shares DPD IV has agreed to purchase under the Purchase Agreement, immediately following the closing, DPD IV will hold a majority of the outstanding shares of Series A Preferred Stock. The Reporting Persons anticipate that Jonathan Leff, a partner at Deerfield Management, will be named to the board of directors of the Company. Each share of Series A Preferred Stock will be entitled to a preference of $0.001 per share upon liquidation of the Company, and thereafter will share ratably in any distributions or payments on an as-converted basis with the holders of Common Stock. In addition, if certain transactions that involve the merger or consolidation of the Company, an exchange or tender offer, a sale of all or substantially all of the assets of the Company or a reclassification of the Common Stock occur, each of the Preferred Shares would be convertible into the kind and amount of securities, cash and/or other property that the holder of a number of shares of common stock issuable upon conversion of one share of Series A Preferred Stock would receive in connection with such transaction. However, in the event any such transaction occurs at any time prior to the first date that the volume-weighted average price per share of Common Stock for each of the trading days during any twenty consecutive trading days ending on or at any time after the one year anniversary of the approval of the Company’s biologics license application for the Company’s product vonapanitase by the United States Food and Drug Administration is greater than 200% of the conversion price, and if the aggregate value of such securities, cash and/or property to which a holder of a share of Series A Preferred Stock would be entitled upon conversion would be less than the price per share paid for the Series A Preferred Stock (the “Stated Value”), then each share of Series A Preferred Stock shall instead be convertible into such kind of securities, cash and/or other property with a minimum aggregate value equal to the Stated Value. Except as otherwise required by law (or with respect to the election of the Series A Director to the Company’s Board of Directors and approval of certain actions specified in the Certificate of Designation), the Series A Preferred Stock will not have voting rights.

Registration Rights Agreement

At the closing of the Transaction, the Company will enter into a registration rights agreement with the Investors (“Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Investors will be entitled to certain shelf and “piggyback” registration rights with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, subject to the limitations set forth in the Registration Rights Agreement.

Voting Agreements

Concurrently with the execution and delivery of the Purchase Agreement, and as an inducement to the Investors to enter into the Purchase Agreement, certain stockholders of the Company (each a “Stockholder”), including the Funds, representing a majority of the Company’s outstanding shares of Common Stock entered into Voting Agreements (each a “Voting Agreement” and, collectively, the “Voting Agreements”) with the Company, pursuant to which each Stockholder agreed to vote its shares of Common Stock in favor of those matters in connection with the Transaction that require approval by the stockholders of the Company pursuant to the rules of the NASDAQ Stock Market. The Voting Agreements terminate upon the earlier to occur of (i) immediately following a meeting of the Company’s stockholders at which the Transaction is voted upon and approved by the Company’s stockholders, and (ii) the termination of the Purchase Agreement at any time prior to the consummation of the closing contemplated under the Purchase Agreement.

Fifth Amended and Restated Investors’ Rights Agreement

Concurrently with the execution and delivery of the Purchase Agreement, and as an inducement to the Investors to enter into the Purchase Agreement, the Company and certain stockholders of the Company, including Deerfield Private Design Fund III and Deerfield Special Situations Fund, entered into a Fifth Amended and Restated Investors’ Rights Agreement, dated as of June 22, 2017 (the “Fifth IRA”), pursuant to which such stockholders agreed to certain limitations on the registration rights provided for under that certain Fourth Amended and Restated Investors’ Rights Agreement, dated as of May 13, 2014, with the effectiveness of the Fifth IRA to be contingent upon the closing of the Transaction.

The foregoing descriptions of the Purchase Agreement, Registration Rights Agreement, Voting Agreements and Fifth IRA are not, and do not purport to be, complete and are qualified in their entirety by reference to the full text of those documents, which have been filed as Exhibits 4.4 and 10.20 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 23, 2017 and Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 hereto, respectively.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 Voting Agreement (incorporated by reference to Exhibit 4.6 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 23, 2017), dated June 22, 2017, by and between Proteon Therapeutics, Inc. and Deerfield International Master Fund, L.P.

Exhibit 99.2 Voting Agreement (incorporated by reference to Exhibit 4.7 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 23, 2017), dated June 22, 2017, by and between Proteon Therapeutics, Inc. and Deerfield Partners, L.P.

Exhibit 99.3 Voting Agreement (incorporated by reference to Exhibit 4.8 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 23, 2017), dated June 22, 2017, by and between Proteon Therapeutics, Inc. and Deerfield Special Situations Fund, L.P.

Exhibit 99.4 Voting Agreement (incorporated by reference to Exhibit 4.9 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 23, 2017), dated June 22, 2017, by and between Proteon Therapeutics, Inc. and Deerfield Private Design Fund III, L.P.

Exhibit 99.5 Fifth Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.18 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 23, 2017), dated June 22, 2017, by and among Proteon Therapeutics, Inc. and the stockholders party thereto

Exhibit 99.6 Joint Filing Agreement dated as of June 29, 2017 by and among the Reporting Persons.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2017

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD MGMT III, L.P.

By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD INTERNATIONAL MASTER FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.

By: Deerfield Mgmt III, L.P., General Partner

By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-in-Fact

Schedule A

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital, LLC.  The address of the principal business and/or principal office of each of Deerfield Mgmt and J.E. Flynn Capital III, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Mgmt III, L.P.

The general partner of Deerfield Mgmt III is J.E. Flynn Capital, LLC.  The address of the principal business and/or principal office of each of Deerfield Mgmt and J.E. Flynn Capital III, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Partners, L.P., Deerfield Special Situations Fund, L.P. and Deerfield International Master Fund, L.P.

The general partner of each of Deerfield Partners, DSSF and DIMF is Deerfield Mgmt.  The address of the principal business and/or principal office of each of Deerfield Partners, DSSF and DIMF is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Private Design Fund III, L.P.

The general partner of Deerfield Private Design Fund III is Deerfield Mgmt III. The address of the principal business and/or principal office of Deerfield Mgmt III and Deerfield Private Design Fund III is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC.  The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.